EXHIBIT I



     Article III of the Corporation's By-laws be, and it hereby is, amended to add as Section 3.12 thereof the following:

     Section 3.12. Qualifications. Directors need not be stockholders. Each Director shall hold office until the earlier of: (a) the expiration of his term and his or her successor shall have been elected and qualifies, (b) his or her death, (c) his or her resignation or (d) his or her removal. To be eligible for nomination as a director a person must, at the time of such person's nomination, have Relevant Experience and Regional Knowledge (as defined below) and must not have any Conflict of Interest (as defined below). Whether a proposed nominee satisfies the foregoing qualifications shall be determined by the Board of Directors in its sole discretion.

     "Relevant Experience and Regional Knowledge" means experience in business, investment, economic or political matters of Taiwan or Asia through service (1) for 10 of the past 20 years as an executive officer, director or partner of a financial, industrial or investment management business headquartered in Asia or involving supervision of Asian business operations or investments, that has annual revenues or assets under management, of at least the equivalent of U.S.$500 million; (2) for 5 of the past 10 years as a director (or the equivalent) of one or more investment businesses or vehicles (including this Corporation) a principal focus of which is investment in Taiwan; (3) as a current director or senior officer of an investment manager or adviser of the Corporation, or of any entity controlling or under common control with an investment manager or adviser of the Corporation; (4) for 5 of the past 10 years as a senior official (including ambassador or minister) in the national government, a government agency or the central bank of Taiwan or the United States, in a major supranational agency or organization of which Taiwan or the United States is a member, in a leading international trade organization relating to Asia or the United States, or in the Asian Development Bank, in each case in the area of finance, economics, trade or foreign relations and where the individual was substantially involved with matters relating to Asia; or (5) for 5 of the past 10 years as a professor of finance, economics, trade or foreign relations at, or member of a board of trustees or directors of, a university in Taiwan or the United States and where the individual was substantially involved with matters relating to Asia.

     "Conflict of Interest" means the presence of a conflict with the interests of the Corporation or its operations through any of the following:

     (1) current position as a director, officer, partner (other than a limited partner) or employee of another investment vehicle a significant (i.e., 25% or more of total assets) focus of which is securities of Taiwanese companies or securities principally traded in Taiwan markets and that does not have the same investment adviser as the Corporation or an investment adviser affiliated with an investment adviser of the Corporation,

     (2) current position as a director, officer, partner (other than a limited partner) or employee of the sponsor or equivalent of an investment vehicle described in the previous point, or

     (3)  current   position  as  an  official  of  a  governmental   agency  or
self-regulatory body having responsibility for regulating the Corporation or the markets in which it proposes to invest.